Exhibit 99.1

November 2, 2011

Steve Sordello

Chief Financial Officer

LinkedIn Corporation

2029 Stierlin Court

Mountain View, CA 94043

RE:	Consent of International Planning & Research

Dear Mr. Sordello,

LinkedIn Corporation (the “Company”) has requested that International Planning & Research (“IPR”) execute this consent in connection with a proposed public offering by the Company (the “Offering”). In connection with the Offering, LinkedIn has prepared the prospectus included in the registration statement on Form S-1, including all amendments thereto (the “Registration Statement”), as filed with the Securities and Exchange Commission.

This consent serves as confirmation by IPR to LinkedIn that IPR hereby:

1.	Consents to the use of, and references to, IPR’s name, in connection with IPR’s research data on global professionals, dated April 11, 2011 (the “Research”), in the Registration Statement; and

2.	Grants the Company permission to include references to the Research, substantially in the form furnished hereto as Exhibit A, as part of the Registration Statement.

This consent further confirms that the references from the Registration Statement quoted in Exhibit A are an accurate depiction of the Research and that IPR provides its consent to the inclusion of this letter as an exhibit to the Registration Statement.

Sincerely,

International Planning & Research

/s/ Jeff Coldwell

Name: Jeff Coldwell

Title:   Senior Director

EXHIBIT A

Statement in Registration Statement

“According to research prepared for us by International Planning & Research, or IPR, a research and consulting services firm, the 2010 worldwide professional population was approximately 640 million and the worldwide labor force was approximately 3.3 billion. IPR defines professionals using the International Standard Classification of Occupations (ISCO-88) and includes the major group classifications professionals, legislators, senior officials, managers, technicians and associate professionals.”